Exhibit 99.1

VALUATION OF THE ASSETS

OF:

Murphy Surf Air Trucking, Inc. sold by Fifth Third

Bank (sole secured creditor of Bankruptcy estate) to

Segmentz, Inc.

As of: December 2003

Report Dated: March 29, 2004

Monday, March 29, 2004

John S. Flynn

President & Chief Financial Officer

Segmentz, Inc.

18302 Highwoods Preserve Parkway

Tampa, FL 33647

Dear John:

The enclosed valuation report has been developed for the use of the audit committee of the Board of Directors of Segmentz, Inc. The report has been prepared by Bedford Partners & Company and was made by and/or under the direct supervision of the undersigned.

I hereby certify that, to the best of my knowledge and belief, the statements of fact contained in this report are true and correct, and this report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation and in accordance with generally accepted standards pertaining to asset valuation, including but not limited to, the use of nationally recognized valuation guides for specific assets and examination of pooled assets and use of estimates to replace such assets to develop rules which can be used to estimate fair market value of such assets. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions; and represent my personal, unbiased, professional analyses, opinions, and conclusions.

Sincerely yours,

Bedford Partners & Company

Vincent Carroll

Managing Director

TABLE OF CONTENTS

INTRODUCTION	4

Assignment Definition	4

Summary of the Conclusion of this Report	4

Premise of Value	5

Statement of Scope and Limitations	5

Standard of Value	6

THE ECONOMIC OUTLOOK	6

Industry Outlook	7

OVERVIEW OF THE HISTORICAL ORIGIN OF THE ASSETS PURCHASED	8

Products and Markets	8

Description of Facilities	8

FINANCIAL ANALYSIS	9

Non-Public Peer Group for Financial Performance Comparison	9

Book Value and General Financial Condition of the Assets	9

Earnings, Performance, and Capacity	9

DETERMINATION OF FAIR MARKET VALUE	15

Overview of Valuation Approaches	15

CONCLUSION OF VALUE	17

APPENDIX A: CONTINGENT AND LIMITING CONDITIONS	18

APPENDIX B: QUALIFICATIONS OF APPRAISER	19

APPENDIX C: SOURCES OF INFORMATION	20

APPENDIX D GLOSSARY OF TERMS	20

INTRODUCTION

Assignment Definition

Bedford Partners & Company has been retained by the audit committee of the Board of Directors of Segmentz, Inc., to render the business appraisal services described below. The following information summarizes our assignment:

Client Name	Segmentz, Inc. (Audit Committee of Board of Directors)

John S. Flynn President & Chief Financial Officer

Business Name	Murphy Surf Air Trucking, Inc.

Appraisal Conducted on:	Assets sold by Fifth Third Bank (sole senior creditor)

State of Incorporation	Kentucky

Principle Business Locations	Lexington & Louisville, KY, Cincinnati, Chicago, Atlanta, Nashville & Knoxville, TN

Business Assets Valued	Pursuant to UCC-1 filing schedule

Standard of Value	Fair Market Value

Premise of Value	Orderly Liquidation, Replacement or Discounted value of premium

Effective Date of Appraisal	December 2003

Purpose and Intended Use	Board of Directors/Accounting Support

Summary of the Conclusion of this Report

The conclusion of the fair market value of the assets sold to Segmentz, Inc. by Fifth Third Bank, formally used in the business of Murphy Surf Air Trucking, Inc. as of December 2003 is $1,951,851. This opinion is rendered in the context of the specific assignment described above and is applicable only for the period noted above. The conclusion is expressed based on orderly liquidation value and supported by historical revenue information and operating history as represented. The availability of support documents required to render an opinion on the comparable business value was not sufficient pursuant to the appraisal standards used, therefore only asset valuation estimates comply with such standards in this report, and other estimates are based on information provided through third parties that could not be verified independently.

Premise of Value

Although valuation is a range concept, current valuation theory suggests that there are basic “levels” under which assets are appraised. The levels of value are respectively:

Orderly Liquidation: the value of assets if sold under circumstances that are conducive to realizing fair market value, without time constraints and allowing for the cataloguing for sale, reconditioning and orderly sales process that provides time for listing for sale of assets in public forums, targeted marketing to likely buyers and making available assets for inspection to allow for realization of market price.

Forced Liquidation: the value of assets if sold under time pressure with the focus being sale of items under time deadline, as opposed to sale for realization of market value. Such circumstances don’t necessarily offer reconditioning time, cataloguing of assets and targeted marketing to likely buyers, instead focusing on exchanging assets for cash or equivalents as available immediately.

This appraisal was conducted using Orderly Liquidation guidelines for estimates of value from nationally recognized guidebooks, nationally recognized auctioneer estimates based on recent auctions or actual offers for wholesale purchase with allowance made to estimate likely realized value in comparison with such wholesale estimates.

Statement of Scope and Limitations

This valuation report has been prepared in accordance with the Uniform Standards of Professional Appraisal Practice (USPAP). In accordance with these standards, a Statement of Contingent and Limiting Conditions is provided as Appendix A. and a Statement of Appraiser Qualifications is included in Appendix B.

Preparation of this report involved the review of substantial documentation with respect to the Company, the Transportation industry and the national economy. Information reviewed relative to the Company is summarized in Appendix C. Sources of information related to the industry and the national economy are cited specifically at appropriate sections of the report.

In conjunction with the preparation of this report, Vincent Carroll of Bedford Partners & Company examined the assets purchased by Segmentz, Inc., which were used in the business of Murphy Surf Air Trucking, Inc., as-is, and where-is. This visit, together with detailed analysis and value references provided by nationally recognized guidebooks, together provided important perspective to our understanding of the information reviewed and analyzed in the preparation of this asset valuation opinion.

In addition Leo Ehrlich, CPA, examined the data and supporting information to ensure compliance with the USPAP standards and that any guidebooks referenced herein were up to date and reflected what is believed to be fair market value as defined herein for the asset classes detailed and appraised for this report.

In all cases, we have relied upon the referenced information without independent verification. This report is, therefore, dependent upon the information provided. A material change in critical information relied upon in this report would be cause for a reassessment to determine the effect, if any, upon our conclusion.

Standard of Value

Fair market value is defined as follows:

The amount at which property would change hands between a willing seller and a willing buyer when neither is under compulsion and when both have reasonable knowledge of the relevant facts.

Fair market value is similarly defined in various sections of the Internal Revenue Code, related regulations and interpretations (e.g., Revenue Ruling 59-60).

THE ECONOMIC OUTLOOK

In conjunction with the preparation of this valuation opinion, we have reviewed and analyzed current economic conditions and how the Company and the industries in which it competes might be impacted, as well as asset liquidation trends in the transportation business, specifically. The Gross Domestic Product of the US economy saw slight reductions as consumer spending declined in the Fourth Quarter 2003. The underlying figures in the manufacturing and distribution sectors continue to be bullish which has indicated expansion in transportation and warehousing for the upcoming year.

Industry Outlook

Market penetration of third-party logistics providers (“3PLs”) is still relatively low. According to industry sources, total gross expenditures managed by third-party logistics services in the United States was approximately $65 billion in 2002, representing about 7% of the $910 billion in estimated domestic business logistics systems costs. For 2002, domestic non-asset based transportation management was estimated to have grown $19.5 billion, or 11.4% as compared to 2001.

According to a Georgia Institute of Technology survey and analysis, third-party logistics use among North American companies remained strong in 2003, with 78% of North American companies reporting that they outsource a portion of their logistics needs to logistics service providers or 3PLs. Among companies surveyed in Western Europe, 79% of respondents indicated they use 3PL services, and in the Asia-Pacific region, more than half (58%) currently outsource.

It would appear that the strategic role of information technology and the demand for real-time information such as inventory visibility and order status updates will continue to have a positive impact on the logistics and land based transportation businesses. The 2003 Langley survey supports the contention that IT-based services and capabilities are among the key expectations with customers of logistics service providers. The top five outsourced logistics services and IT support functions were: warehouse/distribution center management (77%); Web-enabled communications (64%); transportation management (64%); shipment tracking/event management (62%); and export/import/freight-forwarding/customs clearance (61%).

Assets of land-based transportation have been trending upwards as the turmoil in the airline industry has created additional volumes in ground transportation resulting from lower availability on cargo airlines according to several industry sources, including the transportation industry intermediaries association (TIIA).

OVERVIEW OF THE HISTORICAL ORIGIN OF THE ASSETS PURCHASED

Wendell Murphy founded Murphy Surf Air Trucking, Inc. in 1949. The Company performed a variety of regional trucking and transportation services over its fifty year history for over ten thousand customers. In 2000, Wendell Murphy passed away and his widow, Betty Murphy hired business brokers to market the Company for sale. John Stoeckinger purchased the Company in September 2001 for approximately $2.5 million, using personal funds and capital of approximately $750,000 and a loan provided by the seller of the assets, Fifth Third Bank, issued under the guarantee and provisions of the Small Business Administration, in the amount of $1.75 million dollars.

Products and Markets

Murphy Surf Air Trucking, Inc. provided local pickup and delivery services in the Southeast and Midwest areas of the United States, with locations in Chicago, Cincinnati, Louisville & Lexington KY., Atlanta, Knoxville and Nashville, TN. The Company provides local transportation, staging, consolidation and breakdown of freight and end delivery in its local offices and through a contract with ACI in alternative locations.

Description of Facilities

The facilities that were operated by Murphy Surf Air historically include the following locations:

Location	Size	Type
Atlanta	11,000 Sq. Ft	Cross-Dock
Chicago	12,500 Sq. Ft	Cross-Dock
Cincinnati	15,000 Sq. Ft.	Cross-Dock
Knoxville, TN	11,000 Sq. Ft.	Cross-Dock
Lexington, KY	7,500 Sq. Ft.	Airport Facility
Louisville, KY	14,000 Sq. Ft.	Cross-Dock

FINANCIAL ANALYSIS

Non-Public Peer Group for Financial Performance Comparison

For purposes of comparison with industry financial measures available from non-public company sources, we reviewed the Annual Statement Studies, published by The Risk Management Association “RMA”. RMA compiled average percentage income statement and balance sheets and key financial ratios focused on fair market value transactions involving asset sales for companies classified under Standard Industrial Classification (SIC) #4731. The selected RMA group includes 37 companies. We believe the RMA data provide limited comparative perspective and strict comparisons should be made with caution.

Book Value and General Financial Condition of the Assets

As of December 2003, total assets were estimated to be worth $1,951,851, against which First Third Bank had a chattel interest or UCC One filing and estimated equity was approximately $1,951,851. The Assets listed in the sale by Fifth Third Bank including the following components: Fixed Assets (consisting of Leasehold Improvements (warehouse racking, construction and site improvements, pallet jacks, pallets, scales, cubing instrumentation and support methods), Transportation Equipment, favorable commercial lease with airport access and a favorable safety history that resulted in direct reductions to insurance costs for Segmentz. The tangible assets have been valued using nationally recognized guidebooks and the intangible assets valued by estimating benefits directly related to acquisition of these assets, and using present value methods to determine a value at the closing date (using five year estimated benefits to determine the closing valuation)

Earnings, Performance, and Capacity

Reported Revenues and Margins

Murphy Surf Air Trucking had an eleven million dollar estimated revenue base for the fiscal year ending December 31, 2001. The Company experienced approximately 20% reduction in revenues consequential to the terrorist threats and transportation industry contractions resulting from the terrorist attacks on the World Trade Center and Pentagon on September 11, 2001. The Company continued to lose business during the following year, including Lexmark Corporation (based in Lexington, KY), resulting in a revenue base in 2002 of approximately $8 million.

Because of the unforeseen nature of the reduction in business, Murphy was forced into a reorganization by Fifth Third Bank, its sole senior creditor, that resulted in the sale of the business assets as detailed herein. In addition to the physical assets and favorable leases tendered in the sale, all name rights, phone numbers and client lists were transferred to Segmentz, Inc., consequential to this sale. Those fully intangible assets are not valued here, nor is any enterprise business value resulting from the asset purchase that allowed Segmentz to obtain business immediately following closing.

The information provided with regards to the historical operation of the Murphy Surf Air business has been used solely to validate the value of these assets as might apply if these assets were deployed in an ongoing business venture.

Key Financial Ratio Analysis

No supporting tax or financial statement documentation was available to provide ratio analysis for the historical performance of MSA previous to or during the bankruptcy filing. In lieu of financial ratio data analysis information, the specific asset values and estimates and sources are presented in tables below:

ASSET CLASS	VALUE
Leasehold Improvements	$225,000
Technology License and Software	$150,000
Safety Record Insurance Rating	$618,498
Furniture, Fixtures and Equipment	$250,000
Transportation Equipment	$526,100
Motor Carrier Permits	$65,000
Airport Lease-Lexington	$142,253
TOTAL	$1,951,851

Leasehold improvements include many items that are capital items for transportation service companies that are in place in the facilities Segmentz occupies as part of the MSA asset purchase. These assets include drive in doors, paving, interior construction, gating and security, HVAC systems and upgrades, maintenance bays and other interior warehouse and cross dock construction leaseholds that are generally valuable and tangible. The assets in some facilities are more valuable than in others and rather than list individual facilities assets, we have aggregated value over the facilities evenly below:

LEASEHOLD IMPROVEMENTS	$300,000
Chicago	$50,000
Louisville	$50,000
Lexington	$50,000
Atlanta	$50,000
Nashville	$50,000
Knoxville	$50,000

TECHNOLOGY LICENSE and SOFTWARE

	Value	Discount	Net Value
Aurora Enterprise Transportation	$100,000	75%	$75,000
Custom Work Web Upgrades	$75,000	50%	$37,500
100 Microsoft Office Licenses	$20,000	50%	$10,000
Various Miscellaneous Use Licenses	$55,000	50%	$27,500

Total Net Value $150,000

SAFETY RECORD/INSURANCE RATING

Murphy Surf Air Trucking Safety Record

The market for auto-liability and basic transportation insurance products has experienced significant cost increases and onerous policy provisions since the terrorist attacks on September 11, 2001. Segmentz, Inc. was paying between 4-5% of its revenues to secure insurance prior to purchasing the assets of MSA from Fifth Third Bank, which included a permitted Motor Carrier number and the historical safety record that enabled significant reduction in premiums paid for all transportation insurance products. The appraisal of the assets herein has taken the estimated benefits realized by Segmentz, Inc. at a ten million dollar anticipated revenue level (quite conservative, considering the Company’s year end estimate of $16 million) over a five year span and quantified a present value for that benefit as presented herein. We estimated the value at approximately twenty five percent of the PV of the five year savings to take into consideration the possibility of rate increases after a year or two that might mitigate or reduce the value of this benefit.

Historical Insurance Rate	Rate w/MSA Safety Record	Rate Diff.	Monthly	Annually	Present Value Annual Savings Five Year Period
5%	4%	-2%	$12,500	$150,000	$618,497.62
				Five Years
				$750,000

Based on Attained Revenues of $10,000,000

FURNITURE, FIXTURES & EQUIPMENT	$150,000

Attached is a schedule of computers, servers and office equipment. Pursuant to our estimate of the value of this equipment and office equipment, we have estimated the value of all Furniture, fixtures and equipment at $250,000, with some aggregations of value as detailed below:

Office Desks	$25,000
Computers	$40,000
Servers	$55,000
Laptops	$20,000

TRANSPORTATION EQUIPMENT	VALUE
Small Trucks/Autos	$178,150
Forklifts	$71,500
Trucks	$159,750
Trailers	$106,000
TOTAL	$515,400

SMALL TRUCKS/AUTOMOBILES

Year	Make	Model	Type	Estimated Value	Source
1999	GMC	Savanna	Cargo Van	$13,200	NADA Guide
1999	GMC	Savanna	Cargo Van	$13,200	NADA Guide
1999	GMC	Savanna	Cargo Van	$13,200	NADA Guide
1999	GMC	Savanna	Cargo Van	$13,200	NADA Guide
1999	GMC	Savanna	Cargo Van	$13,200	NADA Guide
2000	Ford	E-150	Cargo Van	$14,525	NADA Guide
2000	Ford	E-150	Cargo Van	$14,525	NADA Guide
2000	Ford	E-150	Cargo Van	$14,525	NADA Guide
1989	Ford	Ranger	Pickup Truck	$3,000	NADA Guide
1993	GMC	G3500	Cube Van	$8,500	NADA Guide
1986	GMC	G3500	Cube Van	$4,500	NADA Guide
1998	Ford	Taurus	Automobile	$7,750	NADA Guide
1997	Ford	Taurus	Automobile	$5,200	NADA Guide
1997	Ford	Taurus	Automobile	$5,200	NADA Guide
1997	Ford	Taurus	Automobile	$5,200	NADA Guide
2002	Volvo	S-80	Automobile	$15,500	NADA Guide
1997	Olds.	Aurora	Automobile	$6,500	NADA Guide
2001	Toyota	Camry	Automobile	$7,725	NADA Guide
TOTAL				$178,150

FORKLIFTS

2002	Kohmatsu	5000 LB	Forklift	$21,500	Wholesale Offer
1999	Mitsubishi	3000 LB	Forklift	$15,500	Wholesale Offer
2000	Mitsubishi	3000 LB	Forklift	$17,250	Wholesale Offer
2000	Mitsubishi	3000 LB	Forklift	$17,250	Wholesale Offer
TOTAL				$71,500

TRUCKS

Year	Make	Model	Type	Estimated Value	Source
1984	International	26’	Str. Truck Lift Gate	$9,000	NADA Guide
1992	International	26’	Str. Truck Lift Gate	$13,500	NADA Guide
1990	International	26’	Str. Truck Lift Gate	$11,000	NADA Guide
1990	International	26’	Str. Truck Lift Gate	$11,000	NADA Guide
1992	Ford	24’	Str. Truck Lift Gate	$14,500	NADA Guide
1992	Ford	24’	Str. Truck Lift Gate	$14,500	NADA Guide
1992	International	26’	Str. Truck Lift Gate	$17,000	NADA Guide
1991	International	26’	Str. Truck Lift Gate	$15,500	NADA Guide
1990	International	26’	Str. Truck Lift Gate	$13,750	NADA Guide
1992	Ford	L-8000	Tractor	$10,000	NADA Guide
1991	GMC	Tandem Day Cab	Tractor	$15,000	NADA Guide
1991	GMC	Tandem Day Cab	Tractor	$15,000	NADA Guide
TOTAL				$159,750

TRAILERS

Year	Make	Model	Type	Estimated Value	Source
1995	Air Ride	48’	Trailer	$10,500	Trailer Guide
1987	Air Ride	48’	Trailer	$7,500	Trailer Guide
1985	Air Ride	48’	Trailer	$6,500	Trailer Guide
1989	Air Ride	48’	Trailer	$9,000	Trailer Guide
1989	Air Ride	48’	Trailer	$9,000	Trailer Guide
1989	Air Ride	48’	Trailer	$9,000	Trailer Guide
1985	Air Ride	48’	Trailer	$5,500	Trailer Guide
1986	Air Ride	48’	Trailer	$7,000	Trailer Guide
1986	Air Ride	48’	Trailer	$7,000	Trailer Guide
1986	Air Ride	48’	Trailer	$7,000	Trailer Guide
1986	Air Ride	48’	Trailer	$7,000	Trailer Guide
1986	Air Ride	48’	Trailer	$7,000	Trailer Guide
1986	Air Ride	48’	Trailer	$7,000	Trailer Guide
1986	Air Ride	48’	Trailer	$7,000	Trailer Guide
TOTAL				$106,000

AIRPORT LEASE

Favorable Lease at Lexington Airport

The Lease held by Betty Murphy at Lexington Airport was granted under favorable terms, when compared with the current terms proposed to new tenants entering into such leases in small regional airports. Lexington’s terminal facility has direct access to the airport tarmac, allowing plane freight to be loaded and offloaded directly on to land based transportation. In addition, all such leases are limited in number due to the constraints imposed by facility size and available land to build such facilities.

Current Rent	Market Rent	Benefit	Monthly	Annually	Present Value
$ 7.20 p.s.f	$21.00 p.s.f	$13.80	$2,875.00	$34,500	$142,253.28
				Five Years
				$172,500

DETERMINATION OF FAIR MARKET VALUE

Overview of Valuation Approaches

Three basic approaches to value are defined in the Business Valuation Standards of the American Society of Appraisers:

Asset Based Approach: A general way of determining a value indication of a business’s assets and/or equity using one or more methods based directly on the value of the assets of the business less liabilities. The Replacement Value of items, either new or used is often used to support the Asset Based Approach method.

Income Approach: A general way of determining a value indication of a business’s assets and/or equity using one or more methods wherein a value is determined by converting anticipated benefits.

Market Approach: A general way of determining a value indication of a business’s assets and/or equity using one or more methods that compare the subject to similar investments that have been sold.

The various methods of valuation that appraisers use in practice are typically considered as subdivisions of these broad approaches. Valuation methods under the Market and Income approaches generally contain common characteristics such as measures of earning power, discount rates and/or capitalization rates and multiples.

Asset Value

The reconstructed asset value of Murphy Surf Air Trucking, Inc. as of December 2003 was $1,951,851. Asset value is an accounting value that is calculated by estimating the realizable value of various assets under “fair market conditions”. In our opinion, fair market value of assets provides a realistic determination of likely realized value of assets under reasonable sale time deadlines, because the estimates used are supported by nationally recognized guidebook valuation analysis, reduction in stated asset value to comply with “as-is” reductions as would have been made under Generally Accepted Accounting Principals (GAAP) relating to reduction in value in both tangible and intangible asset classes, and such analysis is coordinated by speaking with sales and auction professionals to validate such guidebook values with practical recent sales support.

Adjusted Asset - Liquidation Value

The adjusted asset value - liquidation method develops a valuation indication by adjusting the reported asset values of a subject company to their actual or estimated liquidation values and subtracting any chattel interests (adjusted to fair market value, if appropriate).

Discount Applied

As the assets examined in this case stand alone with or without enterprise business value, our appraisal does not reflect a discount applied for the fact that no specific business operations were conducted at the time of the sale with the assets examined hereunder.

Adjusted Net Asset Value

The estimate of net asset value is developed in each supporting list providing specific assets and guidebook support for valuation in accordance with methodologies that are applied by USPAS, and “Fair Market” value estimates are applied. We described the specific adjustments in the analysis of the balance sheet. At the date of valuation, the estimated net asset value acquired by Segmentz from Fifth Third Bank in connection with the MSA operations was $1,951,851.

Price to Revenues Method

This assignment was specifically focused on the asset value of assets purchased by Segmentz, Inc. from Fifth Third Bank. In order to determine the excess value, if any, that might be imparted to this asset pool if it were deployed in an ongoing business venture, the following information has been compiled:

Ongoing Revenue Base

Although the historical financial information regarding the operating history of Murphy Surf Air Trucking, Inc. was not available for this analysis, guidelines that provide guidance for support of comparable pricing of similar entities based upon revenues were examined to ensure that significant offset to “Fair Market” value of assets was not required in this case. The revenues for MSA for the 4th quarter of 2002, derived from the agency records of Segmentz, Inc. audited financial statements.

Price to Revenues Ratio

By convention, analysts express the relationship between the market price of a stock and its historical revenues in the form of a ratio of the market price of revenues for the most recent twelve months, i.e., price/revenues (P/R) ratio. If the public company group is sufficiently homogeneous with respect to the companies selected, their recent performances, and the public market’s reaction to their performances, analysts typically calculate some form of average P/R ratio as representative of the group.

The range of P/R ratios for the public company group as of the valuation date was 0.5 to 1.8X trailing twelve months revenues.

The median P/R multiple of the guideline companies is .8X trailing revenues. This is used as the base capitalization factor in the derivation of value.

Multiplying the ongoing revenues base of $8 million by the capitalization factor of 0.8x derived from publicly traded companies, produces a potential operating value of $2,540,000, after reducing the estimated value of $6.4 million by 50% to take into account the discount of value applied to a privately held enterprise, then reducing the $3.2 million resultant private company value by 20% to reflect enterprise value under time pressured sales requirements. This examination fully validates the as-is, where is appraisal of the assets listed herein as their value in the historical enterprise of Murphy Surf Air would support an analysis in which an equivalent business model deploying such assets could have equal or greater value than values expressed in this appraisal, subject to any qualifications expressed above.

CONCLUSION OF VALUE

The orderly liquidation value of the assets as examined; as is, where is, is $1,951,851. The appraisal of the business did not yield valuation that would conform to USPAP standards, but the estimates range from $1.2-5.0 million for peer companies based upon historically reported revenues and other information, backup for which was not satisfactory to determine a value standard under USPAP guidelines.

APPENDIX A: CONTINGENT AND LIMITING CONDITIONS

This report has considered all the information referenced in it whether specifically mentioned in the report or not. The various estimates and conclusions presented apply to this report only and may not be used out of the context presented herein.

Possession of the original or copies of this report do not carry with it the right of publication of all or part of it. It was prepared for the exclusive use of the client, and may not be used without the previous written consent of Bedford Partners and Company or the client, and in any event, only with proper attribution. No copies of this report will be furnished to persons other than the client without the client’s specific permission or direction unless ordered by a court of competent jurisdiction.

No officer or employee of Bedford Partners and Company is required to give testimony in court or be in attendance during any hearings or depositions with reference to the Company. In any event, professional fees for such services are independent of this review and are subject to arrangements made satisfactory to the client and Bedford Partners.

Bedford Partners and Company, its officers, and its staff have no present business interest in the Company. No benefits will accrue to Bedford Partners as a result of this review other than the professional fees previously agreed to by the Company. Fees paid to Bedford Partners for the preparation of this review are neither dependent or contingent upon any transaction nor upon the results of the review.

APPENDIX B: QUALIFICATIONS OF APPRAISER

Vincent Carroll is a seasoned corporate finance professional spending the last 15 years providing Fairness Opinions and Business Appraisal Valuation Services for transactions within mergers-acquisitions-divestitures-joint ventures, investment banking, private equity, advisory consulting, strategic planning & development and venture capital segments for micro-small-mid cap publicly traded capital markets and privately held middle to large capitalization markets, following a successful career in marketing with the National Hockey League.

Leo Ehrlich is a Certified Public Accountant that has been practicing for 20 years in New York City. He is currently the Chief Executive and Financial Officer for Saliva Diagnostics, Inc., a medical devices corporation, as well as a principal in his own consultancy practice.

APPENDIX C: SOURCES OF INFORMATION

North American Dealer’s Association (NADA) Guidebook

Daley Hokins Auction Averages

Crutcher Brothers Scrap and Transportation Equipment

APPENDIX D GLOSSARY OF TERMS

This Glossary was developed jointly by representatives of the American Institute of CPAs, the American Society of Appraisers, the Canadian Institute of Business Valuers, the Institute of Business Appraisers, and the National Association of Certified Valuation Analysts.

Adjusted Book Value - the value that results after one or more asset(s) or liability amounts are added, deleted, or changed from their respective financial statement amounts.

Appraisal - See Valuation.

Appraisal Approach - See Valuation Approach.

Appraisal Date - See Valuation Date.

Appraisal Method - See Valuation Method.

Appraisal Procedure - See Valuation Procedure.

Asset (Asset-Based) Approach - a general way of determining a value indication of a business, business ownership interest, or security by using one or more methods based on the value of the assets of that business net of liabilities.

Beta - a measure of systematic risk of a security; the tendency of a security’s returns to correlate with swings in the broad market.

Business - see Business Enterprise.

Business Enterprise - a commercial, industrial, service, or investment entity, or a combination thereof, pursuing an economic activity.

Business Valuation - the act or process of determining the value of a business enterprise or ownership interest therein.

Capital Asset Pricing Model (CAPM) - a model in which the cost of capital for any security or portfolio of securities equals a risk free rate plus a risk premium that is proportionate to the systematic risk of the security or portfolio.

Capitalization - a conversion of a single period stream of benefits into value.

Capitalization Factor - any multiple or divisor used to convert anticipated benefits into value.

Capitalization Rate - any divisor (usually expressed as a percentage) used to convert anticipated benefits into value.

Capital Structure - the composition of the invested capital of a business enterprise; the mix of debt and equity financing.

Cash Flow - cash that is generated over a period of time by an asset, group of assets, or business enterprise. It may be used in a general sense to encompass various levels of specifically defined cash flows. When the term is used, it should be supplemented by a qualifier (for example, “discretionary” or “operating”) and a definition of exactly what it means in the given valuation context.

Control - the power to direct the management and policies of a business enterprise.

Cost Approach - a general way of estimating a value indication of an individual asset by quantifying the amount of money that would be required to replace the future service capability of that asset.

Cost of Capital - the expected rate of return (discount rate) that the market requires in order to attract funds to a particular investment.

Discount - a reduction in value or the act of reducing value.

Discount Rate - a rate of return (cost of capital) used to convert a monetary sum, payable or receivable in the future, into present value.

Economic Life - the period of time over which property may generate economic benefits.

Effective Date - See Valuation Date.

Enterprise - See Business Enterprise.

Fair Market Value - the price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts. {NOTE: In Canada, the term “price” should be replaced with the term “highest price”.}

Forced Liquidation Value - liquidation value at which the asset or assets are sold as quickly as possible, such as at an auction.

Going Concern - an ongoing operating business enterprise.

Going Concern Value - the value of a business enterprise that is expected to continue to operate into the future. The intangible elements of Going Concern Value result from factors such as having a trained work force, an operational plant, and the necessary licenses, systems, and procedures in place.

Goodwill - that intangible asset arising as a result of name, reputation, customer loyalty, location, products, and similar factors not separately identified.

Goodwill Value - the value attributable to goodwill.

Intangible Assets - nonphysical assets (such as franchises, trademarks, patents, copyrights, goodwill, equities, mineral rights, securities and contracts as distinguished from physical assets) that grant rights, privileges, and have economic benefits for the owner.

Invested Capital - the sum of equity and debt in a business enterprise. Debt is typically long term liabilities or the sum of short term interest bearing debt and long term liabilities. When the term is used, it should be supplemented by a definition of exactly what it means in the given valuation context.

Investment Risk - the degree of uncertainty as to the realization of expected returns.

Investment Value - the value to a particular investor based on individual investment requirements and expectations. {NOTE: In Canada, the term used is “Value to the Owner.”}

Levered Beta - the beta reflecting a capital structure that includes debt.

Liquidity - the ability to quickly convert property to cash or pay a liability.

Liquidation Value - the net amount that can be realized if the business is terminated and the assets are sold piecemeal. Liquidation can be either “orderly” or “forced”.

Market (Market-Based) Approach - a general way of determining a value indication of a business, business ownership interest, security, or intangible asset by using one or more methods that compare the subject to similar businesses, business ownership interests, securities, or intangible assets that have been sold.

Marketability - the ability to quickly convert property to cash at minimal cost.

Minority Discount - a discount for lack of control applicable to a minority interest.

Net Book Value - with respect to a business enterprise, the difference between total assets (net of accumulated depreciation, depletion, and amortization) and total liabilities of a business enterprise as they appear on the balance sheet (synonymous with Shareholder’s Equity); with respect to an intangible asset, the capitalized cost of an intangible asset less accumulated amortization as it appears on the accounting books of the business enterprise.

Net Cash Flow - a form of cash flow. When the term is used, it should be supplemented by a qualifier (for example, “Equity” or “Invested Capital”) and a definition of exactly what it means in the given valuation context.

Net Tangible Asset Value - the value of the business enterprise’s tangible assets (excluding excess assets and non-operating assets) minus the value of its liabilities. {NOTE: In Canada, tangible assets also include identifiable intangible assets.}

Non-operating Assets - assets not necessary to ongoing operations of the business enterprise. {NOTE: In Canada, the term used is “Redundant Assets.”}

Orderly Liquidation Value - liquidation value at which the asset or assets are sold over a reasonable period of time to maximize proceeds received.

Premise of Value - an assumption regarding the most likely set of transactional circumstances that may be applicable to the subject valuation; e.g. going concern, liquidation.

Rate of Return - an amount of income (loss) and/or change in value realized or anticipated on an investment, expressed as a percentage of that investment.

Report Date - the date conclusions are transmitted to the client.

Replacement Cost New - the current cost of a similar new property having the nearest equivalent utility to the property being valued.

Reproduction Cost New - the current cost of an identical new property.

Residual Value - the prospective value as of the end of the discrete projection period in a discounted benefit streams model.

Risk Free Rate - the rate of return available in the market on an investment free of default risk.

Risk Premium - a rate of return in addition to a risk free rate to compensate the investor for accepting risk.

Rule of Thumb - a mathematical relationship between or among variables based on experience, observation, hearsay, or a combination of these, usually applicable to a specific industry.

Special Interest Purchasers - acquirers who believe they can enjoy post-acquisition economies of scale, synergy, or strategic advantages by combining the acquired business interest with their own.

Standard of Value - the identification of the type of value being utilized in a specific engagement; e.g. fair market value, fair value, investment value.

Sustaining Capital Reinvestment - the periodic capital outlay required to maintain operations at existing levels, net of the tax shield available from such outlays.

Systematic Risk - the risk that is common to all risky securities and cannot be eliminated through diversification. When using the capital asset pricing model, systematic risk is measured by beta.

Terminal Value - See Residual Value.

Unlevered Beta - the beta reflecting a capital structure without debt.

The Risk Management Association – Formerly know as Robert Morris Associates.

Unsystematic Risk - the portion of total risk specific to an individual security that can be avoided through diversification.

Valuation - the act or process of determining the value of a business, business ownership interest, security, or intangible asset.

Valuation Approach - a general way of determining a value indication of a business, business ownership interest, security, or intangible asset using one or more valuation methods.

Valuation Date - the specific point in time as of which the valuator’s opinion of value applies (also referred to as “Effective Date” or “Appraisal Date”).

Valuation Method - within approaches, a specific way to determine value.

Valuation Procedure - the act, manner, and technique of performing the steps of an appraisal method.

Valuation Ratio - a fraction in which a value or price serves as the numerator and financial, operating, or physical data serve as the denominator.

Value to the Owner - {NOTE: In Canada, see Investment Value.}

Weighted Average Cost of Capital (WACC) - the cost of capital (discount rate) determined by the weighted average at market value of the cost of all financing sources in the business enterprise’s capital structure.